Baker & McKenzie LLP
2300 Trammell Crow Center
2001 Ross Avenue
Dallas, Texas 75201, USA

Tel: +1 214 978 3000
Fax: +1 214 978 3099
www.bakernet.com

November 6, 2008

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Attention:    Amanda McManus

Branch Chief – Legal

RE:   Oncor Electric Delivery Transition Bond Company LLC

Form 10-K for the year ended December 31, 2006

Filed March 22, 2007

File No. 333-91935

W. Crews Lott Tel: +1 214 978 3042 crews.lott@bakernet.com By EDGAR

Dear Ms. McManus:

We are writing on behalf of our client, Oncor Electric Delivery Transition Bond Company LLC (“Transition Bond Company”), in response to your letter dated March 28, 2008, to Transition Bond Company. Your comments and Transition Bond Company’s responses are set forth below.

FORM 10-K

Comment 1: We note your response to prior comment 1. Please provide a detailed analysis of your reliance on the Merrill Lynch Depositor, Inc. (March 28, 2003) no-action letter. Your analysis should explain how your exclusion of paragraph five is applicable under such no-action letter, considering that some Oncor transactions closed after June 30, 2003.

Response: In accordance with the comment and pursuant to our telephone conversations with the Staff, Transition Bond Company has filed amendments to its Annual Reports on Forms 10-K for the years ended December 31, 2006 (the “2006 Form 10-K”) and December 31, 2007 (the “2007 Form 10-K”), that provide certifications required by the Staff’s Revised Statement regarding Compliance by Asset-Backed Issuers, including paragraph five thereof.

* * * * * *

Transition Bond Company hereby acknowledges that:

Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.

Transition Bond Company is responsible for the adequacy and accuracy of the disclosure in the 2006 Form 10-K and 2007 Form 10-K;
Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2006 Form 10-K or 2007 Form 10-K; and
Transition Bond Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments to the undersigned or to Rick Hays, Controller of Transition Bond Company, at Energy Plaza, 1601 Bryan St., Dallas, Texas 75201, by facsimile at (214) 486-3367 or by telephone at (214) 486-2039.

Sincerely,

/s/ W. Crews Lott
W. Crews Lott

cc:

Lauren Nguyen, Securities and Exchange Commission

Rick Hays, Controller, Oncor Electric Delivery Transition Bond Company

David Davis, Chief Financial Officer, Oncor Electric Delivery Transition Bond Company

James P. O’Brien, General Counsel for Oncor Electric Delivery Transition Bond Company

November 6, 2008	Page 2